UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-9535            )   UTILITY HOLDING COMPANY ACT
                            )   of 1935
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     Pursuant to the requirements of Rule 24 under the Public Utility
Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU") certifies that certain of the transactions, as proposed in the Application/Declaration (the "Application") to the Commission on Form U-1 (File No. 70-9535), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27127, dated January 31, 2000, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

    Specifically, on April 4, 2002, NU issued $263 million of its
Senior Notes, Series A, Due 2012 ("Notes"). The Notes bear an interest rate of 7.25% per year and were sold to the public through an underwriting group headed by Barclays Capital. The underwriting discount was 0.650% and proceeds to NU were 98.840% of the principal amount.

     Proceeds of the Notes and other funds on hand were applied to defease and redeem, as of May 28, 2002, $263 million of two-year Floating Rate Notes issued on March 28, 2001 to refund the initial debt incurred by NU to acquire the securities of Yankee Energy System, Inc. pursuant to the Application.

     Submitted with this Certificate is the "past tense" opinion of counsel, the Indenture dated as of April 1, 2002 between NU and The Bank of New York, as Trustee ("Trustee") and the First Supplemental Indenture dated as of April 1, 2002 between NU and the Trustee.

Exhibits

*A-3 <FN1>  -  Indenture between NU and The Bank of New York, as
               Trustee, dated as of April 1, 2002
*A-4 <FN1>  -  First Supplemental Indenture between NU and The Bank of
               New York, as Trustee, dated as of April 1, 2002
 F-2        -  Post Effective Opinion of Counsel

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                         SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                              Northeast Utilities


                              By:    /s/ Randy A. Shoop
                                     Name:  Randy A. Shoop
                                     Title: Assistant
                                     Treasurer - Finance


Dated:  April 9, 2002.

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<FN1> * To be filed by amendment.

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